                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                              (Amendment No. __)*

                            Tier Technologies, Inc.
                                (Name of Issuer)


                              Class B Common Stock
                         (Title of Class of Securities)


                                  88650Q 10 0
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                  Page 1 of 4
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-----------------------                                  ---------------------
  CUSIP NO. 88650Q 10 0                   13G                PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tier Technologies, Inc. Voting Trust

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      N/A

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                          SOLE VOTING POWER
                     5
     NUMBER OF            1,659,762 shares (includes 1,639,762 shares of Class A
                          Common Stock held by the Tier Technologies, Inc.
      SHARES              Voting Trust ("Voting Trust") that are convertible
                          into an equal number of shares of Class B Common
   BENEFICIALLY           Stock. Also includes vested stock options that give
                          each of James L. Bildner and William G. Barton the
     OWNED BY             right to acquire an additional 10,000 shares of Class
                          A Common Stock, which upon issuance shall be held by
       EACH               the Voting Trust.)

    REPORTING      -----------------------------------------------------------
                          SHARED VOTING POWER
      PERSON         6
                          None
       WITH
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          None

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
     1,659,762 shares (includes 1,639,762 shares of Class A Common Stock held by the Voting Trust that are convertible into an equal number of shares of Class B Common Stock. Also includes vested stock options that give each of James L. Bildner and William G. Barton the right to acquire an additional 10,000 shares of Class A Common Stock, which upon issuance shall be held by the Voting Trust.)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
        [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
     17.77% (Percentage ownership is calculated based on 7,680,888 shares of Class B Common Stock outstanding as of January 21, 1998, plus 1,639,762 shares of Class B Common Stock deemed outstanding upon conversion of the Voting Trust's Class A Common Stock to Class B Common Stock, and 20,000 shares of Class B Common Stock deemed outstanding upon the exercise and conversion into Class B Common Stock of stock options to purchase Class A Common Stock held by Messrs. Bildner and Barton, as provided by Rule 13d-3(d)(1)(i)).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      OO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  Schedule 13G
                   Under the Securities Exchange Act of 1934


Item 1.

     (a)   Name of Issuer:

     Tier Technologies, Inc.

     (b)   Address of Issuer's Principal Executive Offices:

             1350 Treat Blvd., Suite 250
             Walnut Creek, CA 94596

Item 2.

     (a)   Name of Person Filing:

             The Tier Technologies, Inc. Voting Trust

     (b)   Address of Principal Business Office or, if None, Residence:

             c/o Tier Technologies, Inc.
             1350 Treat Blvd., Suite 250
             Walnut Creek, CA 94596

     (c)   Citizenship:

             N/A

     (d)   Title of Class of Securities:

             Class B Common Stock

     (e)   CUSIP Number:

             88650Q 10 0

Item 3.  Inapplicable.

Item 4.  Ownership

     (a)   Amount beneficially owned:

           1,659,762 shares (includes 1,639,762 shares of Class A Common Stock held by the Voting Trust that are convertible into an equal number of shares of Class B Common Stock. Also includes vested stock options that give each of James L. Bildner and William G. Barton the right to acquire an additional 10,000 shares of Class A Common Stock, which upon issuance shall be held by the Voting Trust.)

     (b)   Percent  of  class:

           17.77% (Percentage ownership is calculated based on 7,680,888 shares of Class B Common Stock outstanding as of January 21, 1998, plus 1,639,762 shares of Class B Common Stock deemed outstanding upon conversion of the Voting Trust's Class A Common Stock to Class B Common Stock and 20,000 shares of Class B Common Stock deemed outstanding upon the exercise and conversion into Class B Common Stock of stock options to purchase Class A Common Stock held by Messrs. Bildner and Barton, as provided by Rule 13d-3(d)(1)(i)).

     (c)   Number of shares as to which such person has:

                (i) Sole power to vote or to direct to the vote:

                    1,659,762 shares (includes 1,639,762 shares of Class A Common Stock held by the Voting Trust that are convertible into an equal number of shares of Class B Common Stock. Also includes vested stock options that give each of James L. Bildner and William G. Barton the right to acquire an additional 10,000 shares of Class A Common Stock, which upon issuance shall be held by the Voting Trust.)

               (ii) Shared power to vote or to direct the vote:

                    None.

              (iii) Sole power to dispose or to direct the disposition of:

                    None.

               (iv) Shared power to dispose or to direct the disposition of:

                    None.

Item 5.    Ownership of Five Percent or Less of a Class.

             Inapplicable.

Item 6.    Ownership of Five Percent on Behalf of Another Person.

             Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Inapplicable.

Item 8.    Identification and Classification of Members of the Group.

             Inapplicable.

Item 9.    Notice of Dissolution of Group.

             Inapplicable.

Item 10.  Certification.

             Inapplicable.

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1998




Signature: /s/ James L. Bildner, Trustee
           ------------------------------------
                 James L. Bildner
                 Trustee of the Tier Technologies, Inc.
                 Voting Trust












                                  Page 4 of 4